Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 18, 2015, should be read in conjunction with IAMGOLD’s audited consolidated financial statements and related notes for December 31, 2014 thereto which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “2014 Summary”, “Outlook” and “Annual Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and is available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

INDEX

About IAMGOLD	2
Highlights	2
2014 Summary	3
Reserves and Resources	6
Outlook	7
Market Trends	8
Annual Updates
Operations	10
Development and Expansion Projects	16
Exploration	17
Quarterly Financial Review	20
Financial Condition
Liquidity and Capital Resources	20
Market Risks	22
Shareholders’ Equity	23
Cash Flow	23
Discontinued Operations and Assets Held For Sale	23
Disclosure Controls and Procedures and Internal Control over Financial Reporting	23
Critical Judgments, Estimates and Assumptions	24
Notes to Investors Regarding the Use of Resources	24
Future Accounting Policies	26
Risks and Uncertainties	26
Non-GAAP Performance Measures	30

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

HIGHLIGHTS

•	Attributable gold production, inclusive of joint venture operations, was 844,000 ounces, up by 9,000 ounces from 2013 and within guidance.

•	Strong performance by Westwood in its first two quarters of commercial production, producing 70,000 ounces with all-in sustaining costs[2] of $1,031 per ounce sold.

•	Gold production at Essakane continues to increase, up 33% from 2013.

•	Below guidance, all-in sustaining costs[2,3] - gold mines[5] was $1,101 per ounce sold, 10% lower than 2013.

•	Capital expenditures of $325 million were below guidance and 51% lower than 2013.

•	Total cash costs[2,4] - gold mines were $848 per ounce produced and within guidance.

•	The Company’s initiative to convert a portion of its non-cash working capital contributed over $50 million in cash in 2014.

•	On January 22, 2015, the Company completed the sale of Niobec and received cash after tax of $500 million, increasing cash, cash equivalents and gold bullion (at market value) to approximately $800 million.

•	Continued positive assay results from the 2014 drill program at the 100% owned Boto Gold Project in eastern Senegal, West Africa. Highlights from further drilling include 9 metres grading 10.5 g/t Au, 44 metres grading 4.46 g/t Au and 40 metres grading 3.24 g/Au (refer to the news release dated February 3, 2015).

•	In February 2015, the Company issued flow-through shares for proceeds of Cd$50 million.

[1]	Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies that pass a set of broadly based environmental, social and governance rating criteria.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[3]	The Company, in the third quarter 2014, began including the income from its Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods were revised for comparability.
[4]	The total cash costs computation does not include Westwood pre-commercial production for the year ended 2014 of 10,000 ounces.
[5]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

2014 SUMMARY

FINANCIAL

•	Net cash from operating activities including discontinued operations for 2014 was $312.2 million, up $65.9 million or 27% from the prior year. The increase was mainly due to a reduction in inventory ($51.3 million), lower income taxes paid ($95.4 million) and managing vendor payment terms ($15.3 million), partially offset by lower earnings from operations.

•	Net cash from operating activities before changes in working capital[1] including discontinued operations for 2014 was $317.3 million ($0.84 per share1), up $11.7 million ($0.03 per share) or 4% from the prior year.

•	Over the past 12 months, the initiative to convert non-cash working capital accounts to cash has contributed over $50 million to the Company’s cash position. In 2015, the Company will continue to manage working capital, effectively balancing its liquidity position, while maintaining appropriate inventory levels to support operations.

•	Cash, cash equivalents and gold bullion (at market value) from continuing operations was $321.0 million at December 31, 2014, down $63.6 million since December 31, 2013. The Company received cash from operating activities ($312.2 million), proceeds on sale and leaseback arrangements ($31.5 million) and net repayments from related parties ($14.7 million). The Company used cash for capital expenditures on property, plant and equipment and exploration and evaluation assets ($376.7 million), dividends to non-controlling interests and interest paid ($26.8 million). Cash held by the discontinued operations was $12.0 million.

•	Revenues from continuing operations for 2014 were $1,007.9 million, up $60.4 million or 6% from the prior year. The increase was a result of higher gold sales of 122,000 ounces ($163.3 million) primarily attributable to the completion of the expansion at Essakane and achievement of commercial production at Westwood, partially offset by lower sales from Mouska, as operations ceased in the third quarter 2014. This increase was partially offset by lower realized gold prices ($103.7 million). Revenues from continuing operations for the fourth quarter 2014 were $272.5 million, up $77.4 million or 40% from the same prior year period mainly due to higher gold ounces sold, partially offset by lower realized gold prices.

•	Cost of sales from continuing operations for 2014 were $892.9 million, up $224.4 million or 34% from the prior year as a result of increased production at Essakane ($102.5 million), the commencement of commercial production at Westwood ($50.9 million), higher operating costs for harder rock and lower capitalized stripping at Rosebel ($56.6 million) and higher depreciation expenses ($61.2 million). The increase was partially offset by the closure of Mouska ($40.6 million) and lower royalties driven by lower realized gold prices ($3.3 million). Cost of sales for the fourth quarter 2014 was up $77.7 million or 48% from the same prior year period mainly due to higher production volumes and depreciation.

•	The depreciation expense in 2014 was $205.0 million, up 43% from the prior year. This is primarily a result of the commencement of commercial production at Westwood in the third quarter 2014, Essakane’s commissioning of the expanded milling facilities and higher amortization of capitalized stripping at Essakane and Rosebel.

•	Income tax expense for the year was $117.9 million, of which $113.7 million was deferred. With losses from continuing operations prior to income taxes for the year, it would be reasonable to expect an income tax benefit rather than an income tax expense. However, the Company had significant loss carry forwards valued at $76.0 million that were recorded as a deferred tax asset, and with the sale of Niobec the Company no longer had the benefit of the projected future taxable income that would have offset taxable losses in Canada. Accordingly, the Company wrote off the entire asset in the third quarter in accordance with IFRS. This resulted in a non-cash deferred tax expense. In addition, the strengthening U.S. dollar reduced the tax base of mining assets in foreign jurisdictions that had the effect of lowering future tax deductions when translated into U.S. dollars, and higher mining duty tax rates and other tax related adjustments also contributed to the deferred tax expense totaling $113.7 million. These are non-cash items and the write off of the asset is not indicative of the economic value of the underlying tax pools that may be used to reduce cash income taxes in the future.

•	Net losses from continuing operations attributable to equity holders for 2014 were $269.5 million, or $0.72 per share, an improvement of $593.1 million, or $1.57 per share, from the prior year. This improvement mainly related to the non-recurrence of the prior year impairment charges on goodwill and mining assets ($888.1 million) and marketable securities and associates ($72.5 million), higher revenues ($60.4 million), lower write-down of receivables ($54.6 million), lower share of net losses from investments in associates and joint ventures ($41.2 million), and lower exploration expense ($26.5 million). This is partially offset by the increased cost in estimates of asset retirement obligations at closed sites ($57.5 million), net derivative losses ($48.5 million), and higher cost of sales and income tax expense as noted above. Net losses from continuing operations attributable to equity holders for the fourth quarter 2014 were $148.7 million, compared to net losses of $843.8 million for the same prior year period. This improvement mainly related to the drivers discussed above.

•	Adjusted net earnings including discontinued operations attributable to equity holders[1] for 2014 were $32.8 million ($0.09 per share), down $104.5 million ($0.27 per share) from the prior year. Adjusted net earnings including discontinued operations attributable to equity holders for the fourth quarter 2014 were $10.2 million ($0.03 per share), down $9.5 million ($0.02 per share) from the same prior year period.

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

•	Net earnings for Niobec were presented separately as net earnings from discontinued operations, net of tax in the consolidated statements of earnings. Comparative periods have been adjusted accordingly. Net earnings from discontinued operations for 2014 were $62.7 million, up $32.6 million or 108% from the prior year. The increase was a result of higher sales, improved grades, lower costs due to improved operational efficiencies and the favourable impact of a stronger U.S. dollar relative to the Canadian dollar at Niobec.

OPERATIONS

•	Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate6) for 2014 was 0.66 compared to 1.01 for the prior year, representing a 35% improvement. The Company deeply regretted to report the death of an employee at the Rosebel operations during the second quarter 2014.

GOLD

•	In 2014, attributable gold production, inclusive of joint venture operations, was 844,000 ounces, up 9,000 ounces from the prior year. Gold production was higher mainly due to increased throughput of higher grade ore at Essakane as a result of the expanded plant (82,000 ounces) and the ramp-up of production at Westwood (7,000 ounces). This was partially offset by the closure of Mouska (51,000 ounces), winding down of operations at Yatela (16,000 ounces), lower grades at Rosebel (11,000 ounces), and lower grades at Sadiola (2,000 ounces). Attributable gold production, inclusive of joint venture operations, for the fourth quarter 2014, was up 46,000 ounces or 24% from the same prior year period mainly due to higher grades at Essakane and Rosebel.

•	Attributable gold sales, inclusive of joint venture operations, for 2014 was 835,000 ounces, compared to attributable gold commercial production of 834,000 ounces. The variance of 1,000 ounces is due to a decrease in the gold inventory at Rosebel (7,000 ounces), the depletion of remaining gold doré at Mouska (4,000 ounces) and timing of sales at Sadiola (1,000 ounces), partially offset by the timing of sales at Essakane (6,000 ounces) and Westwood (5,000 ounces). Attributable gold sales, inclusive of joint venture operations, for the fourth quarter 2014, was up 61,000 ounces or 35% from the same prior year period mainly due to the recognition of Westwood sales, increased production at Essakane and Rosebel, partially offset by the closure of Mouska in 2014 and the winding down of production from the joint venture operations.

•	Total cash costs[1,2] - gold mines[4] for 2014 were $848 per ounce produced, up 6% from the prior year. The increase was mainly due to the increased proportions of hard rock processed at Rosebel and Essakane. This was partially offset by the sustained benefits from the Company’s cost reduction program. Total cash costs - gold mines for the fourth quarter 2014 was $788 per ounce produced, down $40 or 5% from the same prior year period, mainly due to a higher proportion of production from the lower cost owner-operator sites.

•	All-in sustaining costs[1,3] - gold mines for 2014 were $1,101 per ounce sold, down 10% from the prior year. The decrease was mainly a result of lower sustaining capital. All-in sustaining costs - gold mines for the fourth quarter 2014 were $1,021 per ounce sold, down 17% from the same prior year period. The decrease was mainly a result of lower sustaining capital.

•	All-in sustaining costs - total[5] for 2014 were $992 per ounce sold, down 13% from the prior year. This measure includes the impact of the Niobec operating margin[1] and its sustaining capital expenditures.

NIOBIUM

•	Niobium (disclosed as discontinued operations) production for 2014 was 5.6 million kilograms, up 6% from the prior year. The operating margin per kilogram of niobium[1] for 2014 increased by 11% compared to the prior year to $20 per kilogram, as the operating costs benefited from increased production levels and the continued benefits of the cost reduction program and the favourable impact of a stronger U.S. dollar relative to the Canadian dollar. For the fourth quarter 2014, niobium production from discontinued operations was 6% lower than the same prior year period and there was no change in the operating margin.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position from continuing operations ($ millions)	December 31, 2014	December 31, 2013
Cash, cash equivalents, and gold bullion
at market value	$321.0	$384.6
at cost	$255.4	$319.2
Total assets	$4,222.8	$4,190.4
Long-term debt	$641.7	$640.3
Available credit facilities	$500.0	$750.0

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2]	The total cash costs computation does not include Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces, and for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.
[3]	The Company, in the third quarter 2014, began including the income from its Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods were revised for comparability.
[4]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[5]	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, which is classified as discontinued operations, defined as the Niobec operating margin and its sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in the non-GAAP performance measures section of the MD&A.
[6]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

	Three months ended December 31,		Years ended December 31,
Financial Results ($ millions, except where noted)	2014	2013	2014	2013
Continuing Operations
Revenues	$272.5	$195.1	$1,007.9	$947.5
Cost of sales	$239.5	$161.8	$892.9	$668.5
Earnings from continuing mining operations[1]	$33.0	$33.3	$115.0	$279.0

Net losses including discontinued operations attributable to equity holders of IAMGOLD	$(122.0)	$(840.3)	$(206.8)	$(832.5)
Net losses including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.32)	$(2.23)	$(0.55)	$(2.21)

Adjusted net earnings including discontinued operations attributable to equity holders of IAMGOLD[1]	$10.2	$19.7	$32.8	$137.3
Adjusted net earnings including discontinued operations per share ($/share)[1]	$0.03	$0.05	$0.09	$0.36

Net cash from operating activities including discontinued operations	$72.0	$44.0	$312.2	$246.3

Net cash from operating activities before changes in working capital including discontinued operations[1]	$93.7	$54.7	$317.3	$305.6

Net cash from operating activities before changes in working capital including discontinued operations ($/share)[1]	$0.25	$0.15	$0.84	$0.81

Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$26.7	$3.5	$62.7	$30.1
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$0.07	$0.01	$0.17	$0.08

Key Operating Statistics
Gold sales - attributable (000s oz)	234	173	835	740
Gold commercial production - attributable (000s oz)	241	175	834	762
Gold production - attributable[2] (000s oz)	241	195	844	835

Average realized gold price[1] ($/oz)	$1,201	$1,273	$1,259	$1,399
Total cash costs[1,3,4] - gold mines[5] ($/oz)	$788	$828	$848	$801
Gold margin[1] ($/oz)	$413	$445	$411	$598

All-in sustaining costs[1,4,6] - gold mines ($/oz)	$1,021	$1,230	$1,101	$1,222
All-in sustaining costs - total[7] ($/oz)	$938	$1,113	$992	$1,143

Discontinued operations
Niobium production (millions of kg Nb)	1.5	1.6	5.6	5.3
Niobium sales (millions of kg Nb)	1.5	1.3	5.8	4.9
Operating margin[1] ($/kg Nb)	$20	$20	$20	$18

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2]	Attributable gold production includes Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces, and for the three months and year ended December 31, 2013 of 20,000 ounces and 73,000 ounces, respectively.
[3]	The total cash costs computation does not include Westwood pre-commercial production for the year ended December 31, 2014 of 10,000 ounces, and for the three months and year ended December 31, 2013 of 20,000 and 73,000 ounces, respectively.
[4]	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[5]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[6]	The Company, in the third quarter 2014, began including the income from its Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods were revised for comparability.
[7]	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, which is classified as discontinued operations, defined as the Niobec operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in the non-GAAP performance measures section of the MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

RESERVES AND RESOURCES

Effective at December 31, 2014, the Company reduced its gold price per ounce assumption for estimating mineral reserves by $100, as compared to 2013, to $1,300 in line with current industry trends and prudent business practices. This, along with other factors in the estimation process, has contributed to a decrease in total proven and probable mineral reserves.

IAMGOLD’s Share[1]	2014	2013
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	8,608	10,127
Total measured and indicated mineral resources[2,3]	21,412	23,408
Total inferred resources	7,018	6,299

[1]	On January 22, 2015, the Company announced that it had closed the sale of Niobec, which included the total rare earth oxides (“TREO”). As such, the Company will no longer report niobium reserves or resources or TREO for Niobec.
[2]	Measured and indicated gold resources are inclusive of proven and probable reserves.
[3]	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations, but are deemed to have a reasonable prospect of economic extraction.

Assumptions used to determine reserves and resources are as follows:

	2014		2013
Weighted average gold price used for:
Gold reserves ($/oz)	1,263	[1]	1,357	[3]
Gold resources ($/oz)	1,510	[2]	1,540	[4]

Foreign exchange rate (C$/US$)	1.10		1.10

[1]	Mineral reserves have been estimated at December 31, 2014 using a gold price of $1,300 per ounce for Rosebel, Westwood and Essakane and $1,100 per ounce for Sadiola.
[2]	Mineral resources have been estimated at December 31, 2014, using a gold price of $1,500 per ounce for Côté Gold project, Boto project, Pitangui project, Essakane, Rosebel and Westwood, and $1,600 per ounce for Sadiola. A cut-off of 6.0 g/t Au over a minimum thickness of 2 meters was used for Westwood.
[3]	Mineral reserves have been estimated at December 31, 2013, using a gold price of $1,400 per ounce for Westwood, Rosebel and Essakane, $1,100 per ounce for Sadiola and $1,300 per ounce for Mouska.
[4]	Mineral resources have been estimated at December 31, 2013, using a gold price of $1,300 per ounce for Mouska with a foreign exchange rate of 1.10C$/U.S.$, $1,600 per ounce for Sadiola, Yatela and Doyon and $1,500 per ounce for Rosebel and Essakane. A cut-off of 6.0 g/t Au over a minimum thickness of 2 metres was used for Westwood.

During 2014, reserves and resources changed as follows:

•	Total attributable proven and probable gold reserves decreased by 15% or 1.5 million ounces (net of depletion) to 8.6 million ounces of gold at the end of 2014, mainly due to general mine depletion not compensated by the addition of new reserves at Rosebel, Essakane and Westwood (0.8 million ounces), economic and geotechnical parameters at Rosebel (0.7 million ounces), and the use of a lower gold price per ounce assumption to estimate reserves at owner-operated sites (0.4 million ounces). This was partially offset by positive economic parameters at Sadiola (0.3 million ounces) and a transfer of resources at Westwood (0.1 million ounces). The weighted average gold price assumption used to determine mineral reserves as at December 31, 2014 was $1,263 per ounce compared to $1,357 per ounce as at December 31, 2013.

•	Total attributable measured and indicated gold resources (inclusive of reserves) decreased by 9% or 2.0 million ounces to 21.4 million ounces of gold at the end of 2014, mainly due to the influence of economic parameters and depletion at Rosebel (1.6 million ounces) and Essakane (0.5 million ounces), partially offset by the addition of resources from the Boto project (0.1 million ounces) and Côté Gold project (0.1 million ounces).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

OUTLOOK

IAMGOLD Full Year Guidance[3]	2015
Rosebel (000s oz)	290 - 300
Essakane (000s oz)	360 - 370
Westwood (000s oz)	110 - 130

Total owner-operated production (000s oz)	760 - 800
Joint ventures (000s oz)	60

Total attributable production (000s oz)	820 - 860

Total cash costs[1] - owner-operator ($/oz)	$825 - $865
Total cash costs - gold mines[2] ($/oz)	$850 - $900

All-in sustaining costs[1] - owner-operator ($/oz)	$1,050 - $1,150
All-in sustaining costs - gold mines ($/oz)	$1,075 - $1,175

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood, Sadiola and Yatela on an attributable basis.
[3]	The outlook is based on 2015 full year assumptions with an average realized gold price of $1,250 per ounce, Canadian $/U.S.$ exchange rate of 1.15, U.S.$/€ exchange rate of 1.20 and average crude oil price of $73 per barrel. This considers consensus forecasted price and the Company’s hedging programs.

GOLD PRODUCTION AND CASH COSTS

The Company expects 2015 attributable gold production to be in the range of 820,000 to 860,000 ounces. This reflects the ramp-up of production at Westwood and higher grades from hard rock ore processed at the expanded plant at Essakane, lower production at Rosebel due to a higher proportion of hard rock, and lower production at the joint ventures. Production is expected to be slightly lower in the first quarter and the fourth quarter compared to the second quarter and third quarter due to mine sequencing at Westwood. Total cash costs1 - gold mines for 2015 are expected to be within the range of $850 and $900 per ounce and total all-in sustaining costs1 - gold mines are expected to be in the range of $1,075 and $1,175 per ounce. This considers the positive impact from the reduction in the oil price and a stronger U.S. dollar. However, the growing proportion of harder ore at Rosebel and Essakane is expected to exert greater demand on crushing and grinding capacity, which in turn increases energy consumption and use of reagents.

ROSEBEL

The Company expects mining activity in 2015 to be comparable to 2014 with approximately 70% of the mining expected from the longer haul southern pits. Rosebel will continue to benefit from the use of engineered stockpiles which has provided significant improvements to the circuit stability and is resulting in reduced grinding media and reagent consumption, and stable power draw. Furthermore, the commissioning of the solar farm in 2014 will continue to yield power credits for Rosebel in 2015. Operational enhancements will continue and the Company will explore further opportunities to improve performance, manage grades and reduce unit production costs including initiatives in dilution reduction, mine-to-mill throughput enhancement, fuel and tire management through better road maintenance practices, and alternative processing such as heap leaching. Attributable production in 2015 is expected to be in the range of 290,000 to 300,000 ounces.

ESSAKANE

The Company expects production at Essakane to ramp up by approximately 10% in 2015 to achieve the designed capacity. The mining activity is expected to be higher with the mining of the Falagountou deposit to commence in 2015. In order to improve grades and maintain optimal throughput levels, Essakane will use one of its two processing lines to process 100% of the hard rock and the other for processing blended ore. The Company continues to implement operational enhancements to lower unit costs. Attributable production in 2015 is expected to be in the range of 360,000 and 370,000 ounces.

WESTWOOD

Production at Westwood will continue to ramp-up as the focus in 2015 continues to be on development activities and stope preparation. The Company plans to undertake approximately 18 km of lateral development and 5 km of vertical development in 2015. Although the mill is scheduled for continuous operation in 2015, production will be slightly lower in the first quarter and the fourth quarter compared to the second quarter and the third quarter due to mine development sequencing, which will offer flexibility to the mine over the ramp-up period. Total production in 2015 is expected to be in the range of 110,000 to 130,000 ounces.

DEPRECIATION EXPENSE

Depreciation expense, excluding Niobec, is expected to increase by about 40% in 2015 compared to 2014 as a result of a full year of commercial production at Westwood, higher amortization of capitalized stripping costs at Rosebel, lower reserves at Essakane and Rosebel, and expected timing of capital additions. Depreciation expense is expected to be in the range of $285 to $295 million.

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

INCOME TAXES

The Company expects to pay cash taxes in the range of $17.0 million to $22.0 million for the twelve months ending December 31, 2015. In addition, adjustments to deferred tax assets and or liabilities may also be recorded during this period.

CAPITAL EXPENDITURES OUTLOOK1

The Company is budgeting capital expenditures of $230 million ± 10% in 2015. This represents an approximate 30% reduction from 2014.

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total
Owner-operator
Rosebel	$70	$10	$80
Essakane	55	5	60
Westwood	30	50	80

	155	65	220
Côté Gold	—	5	5

Total owner-operator	155	70	225
Joint venture - Sadiola	5	—	5

Total (±10%)	$160	$70	$230

[1]	Capitalized borrowing costs are not included.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Macro divergences in the global economy created financial market instability in the global currency market in 2014. In the U.S., the Federal Reserve ended its $5 trillion in asset purchases in the fourth quarter 2014, as expected. However subsequently, there have been significant and surprising moves by other Central Banks. In January 2015, the Swiss National Bank reversed its policy to keep the Swiss Franc pegged at 1.20 to the Euro; the European Central Bank announced a greater than expected Euro 1.1 Trillion Quantitative Easing program beginning March 2015; and the Bank of Canada unexpectedly cut rates. Many of these moves were in response to falling commodity prices, led by the collapse of oil in late 2014 and the deflationary pressures this may cause. As a result, many key currencies including the Canadian dollar and the Euro fell drastically against the U.S. dollar.

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

NIOBIUM MARKET

Demand for niobium has risen 12% year over year, mainly due to stronger steel production in developed countries. World steel production for 2014 was 1.2% higher than in 2013 due to rising production in North America, the European Union, the Middle East, China and Asia. The average realized sales price of $40.31/kg was stable in 2014 when compared to 2013.

GOLD MARKET

The consensus outlook on the price of gold for 2015 seems to have stabilized above $1,200 per ounce. During 2014, the price of gold traded within a $200 range through 2014, yet ended the year essentially unchanged from the end of 2013. The dominant view is that gold may react negatively to expected interest rates increases should the U.S. Federal Reserve begin to tighten monetary policy in 2015. However, the recent loosening of monetary policy by several Central Banks is countering this and lending support to a more constructive trend for the price of gold. Adding to this is the risk of geo-political events and the market response toward safe-haven assets like gold.

Another influencing factor on the price of gold is the cost of mining and producing gold. All-in sustaining costs (as defined by the World Gold Council) has averaged between $1,050 and $1,150 per ounce sold. It is becoming more expensive to mine gold and the price of gold is getting closer to the production cost for many companies. Eventually the supply demand dynamics will make it uneconomical to continue mining below this cost. As this happen, prices should recalibrate to reflect all-in sustaining costs for producers.

The market price of gold is a significant driver of the Company’s financial performance. Through 2014, the Company sold gold at an average price of $1,259 per ounce, just below the average market price of $1,266 per ounce.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

	Years ended December 31,
	2014	2013
Average market gold price ($/oz)	$1,266	$1,411
Average realized gold price[1] ($/oz)	$1,259	$1,399
Closing market gold price ($/oz)	$1,206	$1,205

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

CURRENCY AND OIL PRICE

The currency markets were relatively stable for most of 2014 until late in the year when currencies depreciated materially relative to the U.S. dollar. Some currencies like the Canadian dollar were vulnerable to the collapse in commodity prices - specifically oil - while others like the Euro were driven by more fundamental macro-economic conditions. The relative strength of the U.S. dollar accelerated in the early part of 2015 as several Central Banks eased domestic monetary policy.

The Company’s functional currency is the U.S. dollar. Substantially all of its revenue is in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposure is movements in the Canadian dollar and Euro against the U.S dollar, which have a direct impact on the Company’s Canadian mining activities and international operations. The Company anticipates $240 million of Canadian dollar exposure for 2015 related to its Canadian mining operation and corporate expenses. The Company forecasts an exposure of Euro 238 million for 2015 related to its mining operations in West Africa. The Company’s currency hedging strategy is designed to mitigate the exchange rate volatility of these currencies. Refer to financial condition - market risks section for more information.

The market price of oil fell dramatically in 2014. The average market price for West Texas Intermediate (WTI) crude oil was $93 per barrel in 2014, but closed the year at a price of $53 per barrel. In the fourth quarter 2014, prices fell as key producers like OPEC decided to not cut back on production while U.S. shale production contributed to the growing supply surplus. The increase in demand within the US market, due to an improving economic outlook, was not enough to off-set the supply surplus.

Oil is a key component of the Company’s cost structure. In 2014, the Company consumed an estimated 1.48 million barrels of oil and is expecting to consume approximately 1.48 million barrels of oil through 2015. The Company hedges the price volatility of its fuel costs by hedging the price of oil. Refer to financial condition - market risks section for more information.

	Years ended December 31,
	2014	2013
Average rates
Canadian$ / U.S.$	1.1044	1.0299
U.S.$ / €	1.3284	1.3285

Closing rates
Canadian$ / U.S.$	1.1601	1.0636
U.S.$ / €	1.2101	1.3779

Average market oil price ($/barrel)	$93	$98
Closing market oil price ($/barrel)	$53	$98

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2015 production levels.

	Change of	Annualized impact on Total Cash Costs[1] - Gold Mines[3] by $/oz	Annualized impact on All-in Sustaining Costs[1] - Gold Mines[3] by $/oz
Gold price[2]	$100/oz	$4/oz	$4/oz
Oil price	$10/barrel	$13/oz	$14/oz
Canadian$ / U.S.$	$0.10	$12/oz	$19/oz
U.S.$ / €	$0.10	$12/oz	$16/oz

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.
[3]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

ANNUAL UPDATES

OPERATIONS

	Attributable Gold Sales[2] (000s oz)		Average Realized Gold Price[1] ($/oz)
	Years ended December 31,		Years ended December 31,
	2014	2013	2014	2013
Owner-operator	739	627	$1,258	$1,397
Joint ventures	96	113	$1,263	$1,413

	835	740	$1,259	$1,399

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2]	Includes Rosebel and Essakane at 95% and 90%, respectively.

The table below presents the gold production attributable to the Company along with the weighted average total cash costs per gold ounce produced and all-in sustaining costs per gold ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)
Years ended December 31	2014	2013	2014	2013	2014	2013
Continuing operations
Owner-operator
Rosebel (95%)	325	336	$804	$718	$1,045	$1,063
Essakane (90%)	332	250	852	753	1,060	1,177
Doyon division (100%)	82	63	768	832	955	889

	739	649	822	743	1,090	1,162

Joint ventures
Sadiola (41%)	84	86	985	1,101	1,083	1,476
Yatela (40%)	11	27	1,590	1,243	1,929	1,789

	95	113	1,055	1,136	1,182	1,551

Total commercial operations	834	762	848	801	1,101	1,222

Doyon division (100%)	10	73	—	—	—	—

	844	835	848	801	1,101	1,222

Cash costs, excluding royalties			790	729
Royalties			58	72

Total cash costs[3]			$848	$801

All-in sustaining costs[3,4] - gold mines[5]					1,101	1,222
Including discontinued operations
Niobium contribution[6]					(109)	(79)

All-in sustaining costs - total[7]					$992	$1,143

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2]	The total cash costs computation does not include Westwood pre-commercial production for the years ended December 31, 2014 and 2013 of 10,000 ounces and 73,000 ounces, respectively.
[3]	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[4]	The Company, in the third quarter 2014, began including the income from its Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods were revised for comparability.
[5]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[6]	Niobium contribution consists of the Niobec operating margin and sustaining capital on a per gold ounce sold basis.
[7]	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, which is classified as discontinued operations, defined as the Niobec operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in the non-GAAP performance measures section of the MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

CAPITAL EXPENDITURES1

	Three months ended December 31,		Years ended December 31,
($ millions)	2014	2013	2014	2013
Sustaining
Continuing operations - Gold segments
Rosebel[2,3,7]	$11.5	$34.0	$58.9	$115.6
Essakane[2,4]	9.9	26.4	54.6	114.9
Westwood[5]	8.9	—	16.6	—

Total gold segments	30.3	60.4	130.1	230.5
Corporate and other	—	1.2	1.8	4.9

Total capital expenditures, consolidated	30.3	61.6	131.9	235.4
Joint ventures[6]	2.3	3.3	4.1	33.1

	32.6	64.9	136.0	268.5
Discontinued operations - Niobec	10.9	5.8	22.8	30.8

	$43.5	$70.7	$158.8	$299.3

Development/Expansion (Non-sustaining)
Continuing operations - Gold segments
Rosebel	$6.3	$2.1	$20.7	$18.0
Essakane	—	30.0	32.7	171.0
Westwood	9.6	15.4	73.9	118.1

Total gold segments	15.9	47.5	127.3	307.1
Côté Gold	2.7	—	10.9	—

Total capital expenditures, consolidated	18.6	47.5	138.2	307.1
Joint ventures	1.5	3.5	6.8	18.1

	20.1	51.0	145.0	325.2
Discontinued operations - Niobec	2.6	9.7	21.2	44.1

	$22.7	$60.7	$166.2	$369.3

Total
Continuing operations - Gold segments
Rosebel	$17.8	$36.1	$79.6	$133.6
Essakane	9.9	56.4	87.3	285.9
Westwood	18.5	15.4	90.5	118.1

Total gold segments	46.2	107.9	257.4	537.6
Corporate and other	—	1.2	1.8	4.9
Côté Gold	2.7	—	10.9	—

Total capital expenditures, consolidated	48.9	109.1	270.1	542.5
Joint ventures	3.8	6.8	10.9	51.2

	52.7	115.9	281.0	593.7
Discontinued operations - Niobec	13.5	15.5	44.0	74.9

	$66.2	$131.4	$325.0	$668.6

[1]	Capital expenditures are on the cash basis and capitalized borrowing costs are not included.
[2]	On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures for the three months ended December 31, 2014 and 2013 were $10.9 million and $8.9 million, respectively, and for the years ended December 31, 2014 and 2013 were $56.0 million and $49.1 million, respectively.
[3]	Includes capitalized stripping at Rosebel for the three months ended December 31, 2014 and 2013 of $2.0 million and $21.7 million, respectively, and for the years ended December 31, 2014 and 2013 of $15.8 million and $28.9 million, respectively.
[4]	Includes capitalized stripping at Essakane for the three months ended December 31, 2014 and 2013 of $3.8 million and $17.5 million, respectively, and for the years ended December 31, 2014 and 2013 of $33.1 million and $78.6 million, respectively.
[5]	Excludes inventory and stockpile capitalized costs prior to commercial production.
[6]	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).
[7]	Includes the impact of finance lease principal payments for the three months and year ended December 31, 2014.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

CONTINUING OPERATIONS

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Years ended December 31,
	2014	2013
Mine operating statistics
Ore mined (000s t)	13,851	13,508
Waste mined (000s t)	49,215	47,818
Total material mined (000s t)	63,066	61,326
Strip ratio[1]	3.6	3.5
Ore milled (000s t)	13,050	12,349
Head grade (g/t)	0.86	0.94
Recovery (%)	95	95
Gold production - 100% (000s oz)	342	354
Attributable gold production - 95% (000s oz)	325	336
Gold sales - 100% (000s oz)	349	342

Performance measures
Average realized gold price[2] ($/oz)	$1,256	$1,400
All-in sustaining costs[2] ($/oz)	$1,045	$1,063
Cash costs[2] excluding royalties ($/oz)	$732	$639
Royalties ($/oz)	$72	$79
Total cash costs[2] ($/oz)	$804	$718

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Gold production for 2014 was 3% lower than the prior year primarily due to the impact of lower grades, partially offset by higher throughput. Gold grades were 9% lower than the prior year as a result of pit sequencing and due to differences compared to the block model. A grade control audit conducted in 2014 identified opportunities to improve grades. As a result of technical measures implemented from the aforementioned grade control audit, grades realized in the second half of the year improved 11% relative to the first half of 2014.

Gold sales were higher compared to the prior year despite lower gold production due to a decrease in gold inventory achieved through improved carbon handling and high elution strip efficiencies. Despite the proportion of soft rock decreasing to 38% in 2014 from 42% in 2013, throughput was 6% higher as the mine benefited from the optimization and stabilization of mill feed through the implementation of an engineered stockpile ahead of the primary crusher.

Total cash costs per ounce produced were 12% higher than the prior year primarily due to lower capitalized stripping and a favorable prior period adjustment recorded in the second quarter of 2013 to the power accrual reflecting updated contract parameters, partially offset by lower mine site administration costs, lower royalties resulting from a lower realized gold price and the positive contributions realized from achieving sustainable operational efficiencies. All-in sustaining costs per ounce sold in 2014 were 2% lower from 2013 mainly due to lower sustaining capital expenditures and higher sales volume partially offset by higher cash costs. Sustaining capital expenditures for 2014 were $58.9 million, a decrease of $56.7 million from 2013 primarily due to lower spending on mining equipment and capitalized stripping.

During 2014, sustaining capital expenditures of $58.9 million included capitalized stripping costs ($15.8 million), capital spares ($13.2 million), tailings dam raise ($6.9 million), mining equipment ($5.5 million), resource development ($5.1 million), geotechnical engineering ($4.2 million), pit optimization ($3.2 million), and various other sustaining capital ($5.0 million).

Outlook

Rosebel’s attributable production in 2015 is expected to be between 290,000 and 300,000 ounces due to the processing of lower proportions of soft rock with a lower average grade. Capital expenditures are expected to be approximately $80.0 million, comprised of $70.0 million for sustaining capital and $10.0 million for non-sustaining. Sustaining capital includes capitalized stripping ($20.0 million), capital spares ($18.0 million), mobile equipment ($9.0 million), tailings dam raise ($6.0 million), resource development ($4.0 million) and other sustaining capital ($13.0 million). Non-sustaining capital includes the tailings dam expansion ($10.0 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

	Years ended December 31,
	2014	2013
Mine operating statistics
Ore mined (000s t)	12,580	11,869
Waste mined (000s t)	34,118	33,263
Total material mined (000s t)	46,698	45,132
Strip ratio[1]	2.7	2.8
Ore milled (000s t)	11,897	10,613
Head grade (g/t)	1.08	0.89
Recovery (%)	91	92
Gold production - 100% (000s oz)	369	277
Attributable gold production - 90% (000s oz)	332	250
Gold sales - 100% (000s oz)	363	270

Performance measures
Average realized gold price[2] ($/oz)	$1,261	$1,408
All-in sustaining costs[2] ($/oz)	$1,060	$1,177
Cash costs[2] excluding royalties ($/oz)	$799	$687
Royalties ($/oz)	$53	$66
Total cash costs[2] ($/oz)	$852	$753

[1]	Strip ratio is calculated as waste mined divided by ore mined.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Gold production for 2014 was 33% higher than the prior year due to the completion of a plant expansion in early 2014, which allowed for increased throughput and higher grades realized from processing higher proportions of hard and transition rock. As a result, soft rock comprised of 25% of the mill feed in 2014 compared to 42% in 2013. Proportions of soft rock steadily declined over the year and represented 11% of the mill feed in the second half of 2014, down from 36% in the first half of the year.

Total cash costs per ounce produced in 2014 were 13% higher compared to the prior year mainly due to the impact of reduced capitalized stripping and an increased consumption of fuels, partially offset by lower royalties driven by lower gold prices. All-in sustaining costs per ounce sold during the current year were 10% lower compared to 2013 mainly due to lower sustaining capital spending and higher gold sales volumes partially offset by higher cash costs. Sustaining capital expenditures for 2014 were $54.6 million, a decrease of $60.3 million from 2013. The decrease is primarily due to lower capitalized stripping and a decrease in spending on mining equipment and resource development.

During 2014, sustaining capital expenditures of $54.6 million included capitalized stripping costs ($33.1 million), capital spares ($7.7 million), resource development ($6.5 million), mine equipment ($2.3 million) and various other sustaining capital expenditures ($5.0 million).

Outlook

Essakane’s attributable production in 2015 is expected to be between 360,000 and 370,000 ounces due to the benefit of a full year of production from the expanded plant allowing for increased processing of higher grade hard rock. Capital expenditures are expected to be approximately $60.0 million in total, which includes sustaining capital of $55.0 million and non-sustaining capital of $5.0 million. Sustaining capital includes capitalized stripping ($20.0 million), capital spares ($10.0 million), generator overhaul ($5.0 million), mobile equipment ($4.0 million), resource development ($3.0 million) and other sustaining capital ($13.0 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

	Years ended December 31,
	2014	2013
Westwood operating statistics
Ore mined (000s t)	327	233
Ore milled (000s t)	328	326
Head grade (g/t)	7.98	7.45
Recovery (%)	95	94
Pre-commercial gold production - 100% (000s oz)	10	73
Pre-commercial gold sales - 100% (000s oz)	11	66
Commercial gold production - 100% (000s oz)	70	—
Commercial gold sales - 100% (000s oz)	65	—

Westwood performance measures
Average realized gold price[1] ($/oz)	$1,237	—
All-in sustaining costs[1] ($/oz)	$1,031	—
Cash costs[1] excluding royalties ($/oz)	$822	—
Royalties ($/oz)	$—	—
Total cash costs[1] ($/oz)	$822	—

Westwood achieved commercial production effective July 1, 2014. Mine production continued to ramp-up in 2014. Gold production in 2014 increased to 80,000 ounces compared to 73,000 ounces in the prior year. Production in the second half of 2014 of 70,000 ounces were considered commercial production compared to none in 2013. During 2014, sustaining capital expenditures of $16.6 million included underground development ($9.8 million), fixed equipment ($2.3 million), resource development ($1.2 million) and various other sustaining capital expenditures ($3.3 million).

On January 22, 2015, Westwood experienced a localized rock burst. A news release was issued to assure the local community and investors that there were no injuries and that there was no impact to current and future production.

Outlook

Westwood’s production in 2015 is expected to be between 110,000 and 130,000 ounces which represents a full year of mining and milling operations. Capital expenditures are expected to be approximately $80.0 million, comprised of capitalized development ($57.0 million), mobile and underground equipment ($11.0 million), underground construction ($9.0 million) and development drilling ($3.0 million). Non-sustaining capital of $50.0 million included above relates to the ramp-up to full production design levels in mining blocks that are not expected to be in production in the near term.

	Years ended December 31,
	2014	2013
Mouska operating statistics
Ore mined (000s t)	27	76
Ore milled (000s t)	27	150
Head grade (g/t)	15.10	14.39
Recovery (%)	92	92
Gold production - 100% (000s oz)	12	63
Gold sales - 100% (000s oz)	16	59

Mouska performance measures
Average realized gold price[1] ($/oz)	$1,303	$1,330
All-in sustaining costs[1] ($/oz)	$645	$889
Cash costs[1] excluding royalties ($/oz)	$425	$802
Royalties ($/oz)	$28	$30
Total cash costs[1] ($/oz)	$453	$832

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

Mining and milling operations at Mouska ceased in 2014 as the mine reached end of life. All ore stockpiles have been depleted, the balance of the gold doré inventory was sold and the assets derecognized in the third quarter 2014.

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Years ended December 31,
	2014	2013
Mine operating statistics
Total material mined (000s t)	5,044	13,344
Ore milled (000s t)	2,061	1,991
Head grade (g/t)	1.32	1.38
Recovery (%)	93	91
Attributable gold production - (000s oz)	84	86
Attributable gold sales - (000s oz)	85	86

Performance measures
Average realized gold price[1] ($/oz)	$1,263	$1,404
All-in sustaining costs[1] ($/oz)	$1,083	$1,476
Total cash costs[1] ($/oz)	$985	$1,101

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Attributable gold production for 2014 was 2% lower compared to the prior year, driven by lower grades and partially offset by higher throughput and recoveries.

Total cash costs per ounce produced were 11% lower compared to the prior year, primarily as a result of a significant decrease in mining activity compared to the prior year. All-in sustaining costs per ounce sold were 27% lower compared to the prior year due to lower cash costs and lower sustaining capital expenditures. During 2014 attributable sustaining capital expenditures were $3.9 million, a decrease of $26.2 million from prior year mainly due to a decrease in capitalized stripping.

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results 40% Basis

The Yatela mine produced and sold 11,000 ounces in 2014, compared to 27,000 ounces in the prior year as operations continue to wind down. Minimal stacking activity took place in the fourth quarter 2014.

DISCONTINUED OPERATIONS

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

	Years ended December 31,
	2014	2013
Mine operating statistics
Ore mined (000s t)	2,355	2,381
Ore milled (000s t)	2,374	2,348
Grade (% Nb205)	0.58	0.56
Niobium production (millions of kg Nb)	5.6	5.3
Niobium sales (millions of kg Nb)	5.8	4.9
Operating margin[1]($/kg Nb)	$20	$18

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Niobec is presented as an asset held for sale based on the Company’s announcement on October 3, 2014 that an agreement to divest of the mine had been reached. Net earnings of Niobec are disclosed as discontinued operations in the consolidated statements of earnings. The assets and liabilities are classified as held for sale in the consolidated balance sheets since the relevant criteria has been met.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

Niobium production in 2014 was a record 5.6 million kilograms, 6% higher than the prior year mainly as a result of improved grades and recoveries.

Niobium revenues in 2014 were 17% higher than the prior year due to an 18% increase in sales volume. The operating margin in 2014 was 11% higher than prior year as a result of the benefit of improved grades as well as decreased costs due to improved operational efficiencies and the impact of a stronger U.S. dollar relative to the Canadian dollar.

During 2014, sustaining capital expenditures were $22.8 million, including underground infrastructure ($9.0 million), underground development ($8.7 million), surface maintenance ($3.0 million) and other sustaining capital ($2.1 million).

DEVELOPMENT AND EXPANSION PROJECTS

	Years ended December 31,
($ millions)	2014	2013
Continuing operations
Rosebel	$20.7	$18.0
Essakane	32.7	171.0
Westwood	73.9	118.1

Total gold segments	127.3	307.1
Joint venture - expansion - Sadiola sulphide project (41%)	6.8	18.1

	134.1	325.2
Discontinued operations
Niobec	21.2	44.1

Total capitalized development and expansion expenditures	$155.3	$369.3

ROSEBEL

On January 21, 2014, the Company announced that the full expansion of Rosebel was deferred.

The 5 megawatt solar farm project started during the first quarter 2014 was connected to the Suriname grid during the third quarter 2014 and is now operational. During the year $9.5 million of costs were capitalized and designated as expansion capital as the project was necessary to fulfill the energy strategy of the Company and ensure sufficient power to supply the planned future mine expansion.

During the year a total of $11.2 million was spent on the tailings pond expansion related to earthworks on the northeast dam, ongoing pumping and piping upgrades required to transfer tailings to the new containment area. Over the past ten years of operations, increasing ore reserves and a series of expansions that have increased the throughput capacity of the processing plant have resulted in the need to expand the storage capacity of the tailings containment facility.

The drilling program at Rosebel continues to target higher-grade, softer rock. Refer to the exploration section for information.

ESSAKANE

In the first quarter 2014, the expanded plant was commissioned at a final cost of $330 million compared to a budgeted cost of $369 million. During the year, additional expansion costs relating to the river diversion project of $12.8 million and the village resettlement of $1.0 million were incurred.

WESTWOOD

Underground development costs associated with the ramp-up to full-production design levels are designated as development capital. This includes underground development related to mining blocks that are not expected to be in production before 2017. Resource and underground development related to these blocks will start in 2015.

JOINT VENTURE - SADIOLA SULPHIDE PROJECT

The Company is working with its joint venture partner to finalize a strategy for the project. The focus is on optimizing the economic model to generate attractive project returns. Any future expansion at Sadiola requires securing a long-term supply of lower-cost, reliable and uninterrupted power.

NIOBEC

Underground exploration drilling initiated in March 2014 continued during the year with just over 16,900 metres completed.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

EXPLORATION

The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.

In 2014, expenditures for exploration and project studies totaled $68.9 million, of which $42.7 million was expensed and $26.2 million was capitalized. The decrease of $24.7 million in total exploration expenditures compared to the prior year reflects a smaller planned exploration program and project prioritization. Drilling activities on projects and mine sites totaled approximately 350,000 metres for the year.

	Years ended December 31,
($ millions)	2014	2013
Exploration projects - greenfield	$34.6	$28.2
Exploration projects - brownfield[1]	22.0	41.2

	56.6	69.4
Côté Gold studies, including feasibility	12.0	23.3
Other studies	0.3	0.9

	$68.9	$93.6

[1]	Exploration projects - brownfield for 2014 and 2013 exclude expenditures related to joint ventures of $0.9 million and $2.3 million, respectively, and includes near-mine exploration and resource development of $14.7 million and $26.4 million, respectively.

OUTLOOK - 2015

In 2015, the planned program spending will total $56 million, comprised of brownfield and the greenfield exploration programs and ongoing project studies. The brownfield programs will focus on the discovery and delineation of soft oxide resources at Rosebel and Essakane, and resource conversion at Westwood. Greenfield programs will continue to delineate resource ounces at advanced exploration projects at Boto in Senegal, Siribaya in Mali and Pitangui in Brazil as well as focusing on the discovery of new ounces at other select projects. Ongoing project studies totaling $10 million will continue at Côté Gold, Ontario and the Boto gold project in Senegal.

($ millions)	Capitalized	Expensed	Total
Exploration projects - greenfield	$—	$26	$26
Exploration projects - brownfield[1]	11	9	20

	11	35	46

Côté Gold studies, including feasibility	5	—	5
Other studies	—	5	5

	5	5	10

	$16	$40	$56

[1]	Exploration projects - brownfield exclude planned expenditures related to Sadiola of $1 million and include planned near-mine exploration and resource development of $11 million.

The outlook for 2015 is lower by $13 million compared to the 2014 full year exploration and project spend due to overall reduced program spending. The 2015 resource development and exploration program includes approximately 220,000 to 240,000 metres of reverse circulation and diamond drilling.

CÔTÉ GOLD PROJECT, ONTARIO, CANADA

Just over 20,400 metres of delineation diamond drilling have been completed during the year on the Côté Gold deposit. The program was completed on 25 x 25 metre and 25 x 50 metre drill spacing over selected areas of the deposit by the end of third quarter 2014. The objective was to provide detailed information on the local continuity and controls on mineralization in order to improve the resource model.

During the fourth quarter 2014, a core re-logging program and mapping of recently stripped outcrops in the deposit area were completed to compliment the above mentioned delineation drilling program. Results from these activities are currently being integrated into the geological model. The re-logging program will continue in 2015.

Regional exploration activities to develop and assess exploration targets within the 516 square kilometre property holdings surrounding the Côté Gold deposit continued to advance during the year. An exploration diamond drilling program totaling nearly 2,270 metres was completed during the fourth quarter, for just over 4,800 metres for the year, to evaluate several prioritized targets. The results are currently being validated and assessed and will be used to guide future exploration programs.

The Company approved a $25.1 million feasibility study on the Côté Gold deposit, which is anticipated to be completed by 2017. Côté Gold is an attractive long-term asset that is expected to strengthen the Company’s production pipeline.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

BROWNFIELD EXPLORATION PROJECTS

The Company’s mine and regional exploration teams continued to conduct brownfield exploration and resource development work during 2014 at the Rosebel, Essakane and Westwood operations.

Rosebel, Suriname

Nearly 36,500 metres of reverse circulation drilling and diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions during the year, including just over 22,700 metres on exploration drilling, 12,230 metres focused on resource drilling and 1,500 metres directed towards geotechnical drilling programs. In the fourth quarter, just over 12,400 metres were drilled with some 3,300 metres directed to resource development and expansion drilling, and just over 9,100 metres as exploration drilling. Results are being assessed as they are received to help guide further drilling programs.

The objective of the ongoing drilling program remains focused on increasing resources of, and identifying and evaluating high potential areas for near-surface, soft and transitional mineralization. On the mine lease, resource development and expansion drilling was completed at the Rosebel, Mayo and Royal Hill deposits. Geological interpretations and resource models continue to be updated to incorporate the new drill results.

During the fourth quarter 2014, drilling activities continued at the Sarafina Option property on which IAMGOLD’s subsidiary, Rosebel Gold Mines may earn a 100% interest, located 25 kilometres from the Rosebel gold mine. This 10,000 hectare mining concession lies within the Unincorporated Joint Venture area that was negotiated with the Government of Suriname in 2013. By year-end, almost 5,100 metres of diamond and reverse circulation drilling were completed as part of a program evaluating priority target areas identified in the first half of 2014. Assay results are incomplete and will be assessed as they are received to help guide future programs.

The Company continues to evaluate possible transactions for other prospective properties with the potential for higher grade, softer rock, and lower stripping ratios.

Essakane, Burkina Faso

Just over 70,000 metres of reverse circulation drilling and diamond drilling were completed on the mine lease and surrounding exploration concessions during the year. In the fourth quarter, just over 26,750 metres were drilled including approximately 16,850 metres directed to resource development and expansion drilling and just over 9,900 metres on exploration targets.

On the mine lease, nearly 47,700 metres of reverse circulation and diamond drilling were completed during the year to evaluate potential extensions of, and to upgrade existing inferred resources, at both the Essakane Main Zone (“EMZ”), slightly below and east of the pit, and the Falagountou deposits. Results were positive on EMZ with continuity of mineralization demonstrated at depth along the east limb of the deposit in the northern sector of the pit, as well as in the south east end of the pit. The results will be incorporated into the updated resource model.

An infill drilling program conducted at the Falagountou satellite deposit has confirmed lateral continuity of mineralization as well as an extension down-dip which remains open. Drilling also identified a second mineralized structure, located 250 metres west of the main zone. The results are being compiled and will be incorporated into an updated resource model.

On the surrounding exploration concessions, follow-up drilling campaigns have been completed on the Tassiri and Sokadie prospects and on several new prospective areas delineated by regional aircore drilling results. The drill results, along with the results derived from geological mapping and geochemical sampling programs completed during the year are being assessed and compiled to continue to identify prospective targets for follow-up exploration programs.

Westwood, Canada

In the fourth quarter 2014, underground excavation totaled 5,500 metres of lateral and vertical development for a total of nearly 18,850 metres for the year. Some 20,920 metres of underground diamond drilling were completed during the quarter for a total of just over 73,100 metres in resource development drilling in 2014. The diamond drill program continues to focus on infill drilling to upgrade the existing Inferred mineral resources to the Indicated mineral category, as well as continuing definition work on ore zones that are scheduled to be mined. An additional 700 metres of diamond drilling was also completed as part of ongoing geotechnical studies to support the design of mine infrastructure.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and brownfield exploration programs described above, the Company was active on twelve early to advanced stage greenfield exploration projects during the year. Highlights include:

Boto, Senegal

The Boto Gold Project hosts an indicated resource of 22.0 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces (refer to news release dated July 29, 2013). During the year, approximately 15,800 metres of diamond drilling was completed with over 5,200 metres drilled during the fourth quarter 2014. The drilling program was focused on resource delineation and expansion of the Malikoundi deposit, specifically targeting potential strike and depth extensions.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

On October 20, 2014 and subsequent to the reporting period on February 3, 2015, the Company reported assay results from its ongoing drilling program. Reported highlights included intersections of 64 metres grading 3.37 g/t gold and 16 metres grading 7.73 g/t gold, 9 metres grading 10.5g/t gold and 44 metres 4.46 g/t gold. The results continue to confirm continuity of mineralization within the current Malikoundi resource area, including significant intersections from the projected strike and depth extensions. An updated resource estimate will be reported in the Company’s year-end reserves and resources statements.

In 2015, some 13,000 to 15,000 metres of diamond drilling is planned to complete the ongoing 50m x 50m infill program. The program aims to further upgrade resources at the Malikoundi deposit in support on ongoing technical studies.

During the year, a scoping study was completed to examine a range of potential development options.

Siribaya Joint Venture, Mali

The Siribaya exploration project in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. (“Merrex”). During the year, nearly 11,500 metres of diamond and reverse circulation drilling was completed, including 1,200 metres during the fourth quarter, targeting the newly discovered Diakha prospect. The drilling program has confirmed the presence of multiple zones of gold mineralization over significant widths and grades, in association with disseminated sulphide and albite-hematite-chlorite alteration in sandstone host rocks. Although final assay results are pending, Merrex provided regular exploration updates during the year as assay results were received, validated and compiled (refer to Merrex news releases dated April 30, July 2, August 28, October 8, and December 16, 2014). Reported highlights include: 34 metres grading 4.85 g/t Au, including 19 metres grading 7.31 g/t Au from diamond drill hole 148 and 12 metres grading 10.99 g/t Au from diamond drill hole 146.

In 2015, approximately 15,000 to 20,000 of reverse circulation and diamond drilling are planned to delineate the Diakha discovery and advance to the completion of a maiden resource estimate as warranted.

Pitangui, Brazil

Resource delineation drilling proceeded as planned throughout the year on the newly discovered São Sebastião deposit on the Company’s wholly-owned Pitangui project in Minas Gerais state, Brazil. On April 9, 2014, the Company announced the first National Instrument 43-101 compliant mineral resource estimate for the deposit which incorporated assay results from 57 diamond drill holes totaling 19,600 metres. Resources comprised an inferred resource of 4.07 million tonnes grading 4.88 grams of gold per tonne for 0.64 million contained ounces. The estimate is based on an underground mining scenario, a long-term gold price of $1,500 per ounce and is reported at a cut-off grade of 3.0 grams of gold per tonne.

During the fourth quarter 2014, just over 7,812 metres of diamond drilling was completed, for a total of approximately 24,500 metres completed during the year. The program continued to focus on upgrading resources within the core area of the São Sebastião resource and testing for extensions. Although final assay results are pending, results released during the year included highlights such as 9.73 g/t Au over 7.5 metres from diamond drill hole FJG-072 and 10.16 g/t Au over 4.9 metres from diamond drill hole FJG-073 (see New Release dated June 23, 2014). The new results will be incorporated in an updated resource model once they all received and validated. Also during the fourth quarter, a 660 line kilometre heli-borne VTEM survey was flown which has identified a number of conductive targets similar to that associated with the São Sebastião deposit. These targets will be prioritized for evaluation in future drilling programs.

Monster Lake Joint Venture, Quebec

The Monster Lake project is held under an earn-in option to joint venture with TomaGold Corporation (“TomaGold”), signed on November 11th, 2013, whereby the Company may earn a 50% interest in TomaGold’s Monster Lake, Winchester and Lac à l´eau Jaune properties by completing scheduled cash payments and exploration expenditures totaling $17.6 million over five and a half years.

In the fourth quarter 2014, 2,596 metres (4 holes) of diamond drilling were completed, for a total of 12,761 metres for the year. The phased drill programs targeted the direct down-dip and lateral extensions of the 325-Megane high-grade zone previously drilled by TomaGold, as well as prioritized areas along strike. On February 5, 2015, the Company reported the assay results from the final 17 holes of the 26 drill hole program. Highlights include 9.18 metres, grading 46.33 g/t Au (including 2.2 metres grading 182.8 g/t Au), 3.42 metres grading 18.68 g/t Au and 7.1 metres grading 6.74 g/t Au.

Eastern Borosi Joint Venture, Nicaragua

The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). Signed on May 26, 2014, the Company may earn a 51 to 70% interest in Calibre’s Eastern Borosi project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years.

In 2014, a 40 hole diamond drilling program totaling just over 5,500 metres, including 16 drill holes for just over 2,330 metres in the fourth quarter, was completed under the management of Calibre Mining. The program was designed to test a combined 3 kilometres of strike-length of various vein systems identified on the property at shallow depths with drill holes spaced on 100 metre sections. Assay results reported (see Calibre News Releases dated: September 2 and 24, October 16, November 4, 2014 and January 21, 2015) are considered encouraging and have returned a number of high grade gold-silver intersections including: 12.9 metres grading 8.73 g/t Au, 11.43 g/t Ag, (includes 6.5 metres grading 16.88 g/t Au and 20.95 g/t Ag) from diamond drill hole GP14-010;

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

and 4.8 metres grading 25.66 g/t Au and 35.19 g/t Ag from diamond drill hole GP14-030. The 2015 exploration program budget of $1.5 million, will continue to test, at shallow depths, additional veins and will also target the depth extent of higher grade intervals identified from the 2014 program.

Caramanta Joint Venture, Colombia

Under the terms of an option in the joint venture agreement signed with Solvista Gold Corporation (“Solvista”) during the fourth quarter 2013, the Company can earn an initial 51% interest in Solvista’s Caramanta Project, located in Colombia’s Mid-Cauca Belt, by investing a total of $18.0 million in qualifying expenditures, including $0.9 million of cash payments, over a maximum five year period commencing December 15, 2013, and can earn an additional 19% interest in the project, for a total 70% interest, by investing a further $18.0 million in qualifying expenditures over an additional three year period.

During the fourth quarter 2014, nearly 2,100 metres of diamond drilling was completed, for a total of just under 3,850 metres in fourteen diamond drill holes for the year. The drilling program was designed to test a number of Au-Cu porphyry targets identified within Caramanta Porphyry Cluster system (the “CPC”) which hosts Solvista’s El Reten and Ajiaco Sur discoveries. Assay results from the program are being validated and assessed as they come to hand.

In 2015, work continues to obtain permitting approval to allow drilling on the El Reten and Ajiaco Sur discoveries which are located in an integrated land management district (“the DMI”) and are subject to a longer permitting process. Although the application has been filed, it is uncertain when drill permits will be granted.

QUARTERLY FINANCIAL REVIEW

	2014				2013
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from continuing operations	$272.5	$286.7	$231.5	$217.3	$195.1	$245.5	$251.3	$255.6
Net earnings (losses) from continuing operations	(147.8)	(79.3)	(21.4)	(13.1)	(883.6)	17.4	(33.7)	9.2
Net earnings from discontinued operations	$26.7	$12.0	$6.2	$17.8	$3.5	$10.1	$8.4	$8.1

Net earnings (losses)	$(121.1)	$(67.3)	$(15.2)	$4.7	$(880.1)	$27.5	$(25.3)	$17.3

Net earnings (losses) including discontinued operations attributable to equity holders of IAMGOLD	$(122.0)	$(72.5)	$(16.0)	$3.7	$(840.3)	$25.3	$(28.4)	$10.9

Basic earnings (losses) including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.32)	$(0.19)	$(0.04)	$0.01	$(2.23)	$0.07	$(0.08)	$0.03
Diluted earnings (losses) including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.32)	$(0.19)	$(0.04)	$0.01	$(2.23)	$0.07	$(0.08)	$0.03

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2014, the Company had $321.0 million in cash, cash equivalents and gold bullion at market value.

Gold Bullion			December 31, 2014	December 31, 2013
Ounces held	(oz	)	134,737	134,737
Weighted average acquisition cost	($/oz	)	$720	$720
Acquisition cost	($ millions	)	$96.9	$96.9
Spot price for gold, end of the period	($/oz	)	$1,206	$1,205
Market value, end of the period	($ millions	)	$162.5	$162.3

In February 2015, the Company raised Cd$50 million by issuing 13.8 million of flow-through shares. Refer to the shareholder’s equity section of the MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

Working capital1 as of December 31, 2014 was $789.6 million, up $268.3 million compared to December 31, 2013 due to the impact of the net assets held for sale ($461.5 million), partially offset by the lower current assets ($180.4 million).

Current assets as of December 31, 2014 was $1,184.7 million, up $448.1 million compared to December 31, 2013 mainly due to the assets held for sale included in the current assets ($628.5 million).

The Company’s initiative to convert a portion of its non-cash working capital to cash produced positive results in 2014. In addition, process changes have been made in supplies inventory by increasing turnovers, the timely collection of receivables, and managing vendor payment terms. In 2015, the Company will continue to assess the appropriate account balances to ensure that it is effectively managing liquidity, while maintaining an appropriate level of risk to its operations.

Working Capital			December 31, 2014	December 31, 2013
Working capital[1]	($ millions	)	$789.6	$521.3
Current working capital ratio[2]			3.0	3.4

[1]	Working capital is defined as current assets less current liabilities.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.

As of December 31, 2014, no funds were drawn against the Company’s $500.0 million total unsecured revolving credit facilities. At December 31, 2014, the Company has committed $61.4 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.

On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities up to $1.0 billion. This renewal has a life of 25 months and may be utilized to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The renewal is subject to compliance with the covenants of the unsecured revolving credit facilities. The issuance of securities in the public markets or to private investors for liquidity enhancement on acceptable terms could be affected by many factors, including but not limited to general market conditions and then prevailing metals prices.

The indenture governing the Company’s $650.0 million senior unsecured debt, contains a restriction on the use of proceeds from the sale of Niobec. This restriction requires the Company to invest the net proceeds back into the business within 365 days, with the option to extend another 180 days in certain cases. Investments include acquisitions and capital expenditures.

CONTRACTUAL OBLIGATIONS

Contractual obligations as of December 31, 2014 were $1,010.9 million and include contractual cash flows on senior unsecured notes, finance leases and capital. These obligations will be met through available cash resources and net cash from operating activities.

The Company holds hedging contracts that are included in the summary of outstanding derivative contracts in the market risks section.

	Payments due by period
At December 31, 2014	Total	Less than 1 Year	2-3 Years	4-5 years	Thereafter
Long-term debt	$913.4	$43.9	$87.8	$87.8	$693.9
Purchase obligations	44.9	38.9	5.2	0.8	—
Capital expenditures obligations	7.8	7.8	—	—	—
Finance leases	38.8	8.9	14.2	15.4	0.3
Operating leases	6.0	4.0	1.9	0.1	—

Total contractual obligations	$1,010.9	$103.5	$109.1	$104.1	$694.2
Asset retirement obligations	316.1	7.5	9.3	14.6	284.7

	$1,327.0	$111.0	$118.4	$118.7	$978.9

MARKETABLE SECURITIES

Investments in marketable securities are recorded at fair value. The Company adopted IFRS 9 - Financial Instruments, as amended November 2013 (“IFRS 9 (2013)”) in the second quarter 2014 and all previously recognized impairments were reclassified to other comprehensive income (“OCI”) as an adjustment to opening components of equity as at January 1, 2014. Refer to note 4 in the Company’s consolidated financial statements.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Associates (Galane Gold Ltd. and INV Metals Inc.) and joint ventures (Sadiola and Yatela) are included in the consolidated balance sheets as investments in associates and joint ventures. The Company’s share of earnings (losses) from associates and joint ventures is included in the consolidated statements of earnings as share of net earnings (losses) from investments in associates and joint ventures, net of income taxes.

In the fourth quarter 2014, the Company reviewed its investments in associates for objective evidence of impairment and determined that no impairments exist. The Company has no ability to control these investments, therefore, the Company is not permitted to utilize an alternate valuation method. For investments in joint ventures, if the Company is made aware of significant events or transactions that were not reflected in the Company’s share of net earnings (losses) from its joint ventures, adjustments are made to the consolidated financial statements.

MARKET RISKS

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

CURRENCY EXCHANGE RATE RISK

The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Niobec, Rosebel, Essakane and Westwood and corporate. In addition, the Company has a strategy to hedge its exposure to the Euro resulting from forecasted foreign-denominated sales of ferroniobium produced by the Niobec mine.

OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since diesel is produced by the refinement of crude oil, changes in the price of oil directly impact diesel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

Company’s 2015 outlook for the average crude oil price is $73 per barrel. This considers the hedged price of derivative contracts associated with our estimated hedge ratio of 77% of oil consumption, along with the remaining consumption at forecasted prices. Depending upon the terms of contractual supply agreements for oil with select host countries, the Company may experience a lag in recognizing the effect of a change in oil prices as compared to spot oil prices. This is due to the timing of pricing reviews over which the Company has no control.

For further information regarding risks associated with financial instruments, refer to the risks and uncertainties section of the MD&A.

SUMMARY OF OUTSTANDING HEDGE AND NON-HEDGE DERIVATIVE CONTRACTS

In the fourth quarter 2014, the Company entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars and oil.

The Company adopted IFRS 9 (2013) in the second quarter 2014 and hedge accounting was applied for certain designated derivative contracts from April 1, 2014. Refer to note 4 of the Company’s consolidated financial statements.

At December 31, 2014, the Company’s outstanding hedge and non-hedge derivative contracts from continuing operations were as follows:

Contracts	2015	2016	2017	2018
Foreign Currency
Canadian dollar contracts (millions of C$)	145.0	60.0	—	—
Contract rate range (C$/$)	1.10 - 1.17	1.12 - 1.18	—	—
Hedge ratio[1]	60%	29%	—	—

Euro contracts (millions of €)	126.0	—	—	—
Contract rate range ($/€)	1.21 - 1.26	—	—	—
Hedge ratio[1]	53%	—	—	—
Commodities
Crude oil contracts (barrels)	1,080,000	1,101,000	786,000	—
Contract price range ($/barrel of crude oil)	75 - 95	68 - 95	71 -95	—
Hedge ratio[1]	77%	76%	51%	—

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	December 31, 2014	February 17, 2015
Shares	376.9	391.0
Share options	5.4	5.4

CASH FLOW

	Years ended December 31,
($ millions)	2014	2013
Net cash from (used in) per consolidated financial statements:
Operating activities	$312.2	$246.3
Investing activities	(319.7)	(688.3)
Financing activities	(35.1)	(132.5)
Effects of exchange rate fluctuation on cash and cash equivalents	(9.2)	(0.5)

Decrease in cash and cash equivalents	(51.8)	(575.0)
Cash and cash equivalents held for sale	(12.0)	—
Cash and cash equivalents, beginning of the period	222.3	797.3

Cash and cash equivalents, end of the period	$158.5	$222.3

OPERATING ACTIVITIES

Net cash from operating activities for 2014 was $312.2 million, up $65.9 million or 27% from the prior year. The increase was mainly due to reducing inventory levels ($51.3 million), paying less income taxes ($95.4 million) and managing vendor payment terms ($15.3 million), partially offset by lower earnings from operations.

INVESTING ACTIVITIES

Net cash used in investing activities for 2014 was lower than the prior year by $368.6 million mainly due to lower spend on property, plant and equipment ($273.7 million), proceeds received on sale of assets for finance leases ($31.5 million) and lower advances to related parties ($62.4 million).

FINANCING ACTIVITIES

Net cash used in financing activities for 2014 was lower than the prior year by $97.4 million, mainly due to lower dividend payments ($98.3 million).

DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On January 22, 2015, the Company completed the sale of Niobec to a group of companies led by Magris Resources Inc. On closing, the Company received $500 million in cash after tax. The sale of Niobec included the adjacent rare earth element deposit.

As of December 31, 2014, net earnings of the Niobec disposal group were disclosed as discontinued operations in the consolidated statements of earnings. The assets and liabilities were classified as assets held for sale in the consolidated balance sheets and presented within current assets and current liabilities, respectively.

The Company recorded a non-cash deferred tax expense of $60.0 million for the year ended December 31, 2014 related to a deferred tax asset that was de-recognized due to the sale of Niobec. The de-recognition of the deferred tax asset is a non-cash item and is not indicative of the economic value of the underlying tax pools that may be used to reduce cash income taxes in the future.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2014 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2014 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company’s are reflected in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2014.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and JORC. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chénard, Eng., Director, Mining Geology.

She is a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, refer to note 5 of the Company’s consolidated financial statements for the year ended December 31, 2014.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The following is a summary of the key risks that the Company is facing.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, is incorporated by reference into this MD&A and in addition to being viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company.

Financial Risks

Gold and Commodity Prices and Currency

All of the factors that determine commodity prices such as prices for gold or certain other commodities (for example oil and electricity) and currencies (U.S. dollar and other currency exchange rates) are beyond the Company’s control. A significant decrease of the Canadian dollar can negatively impact IAMGOLD’s operating costs and consumables priced in Canadian dollars. In addition, a substantial increase in the price of oil can also have a negative impact on the Company’s operating costs due to the higher cost of fuel. For more details, refer to the market trends section of this MD&A.

In particular, the financial viability of the Company is closely linked to the price of gold. Fluctuations in gold prices materially affect the Company’s financial performance and results of operations. The Company does not hedge its gold sales. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including political stability and general economic conditions.

A sustained decline in the price of gold has required the Company to reduce its costs. Any further significant decline in the price of gold would have an adverse effect on the profitability of the Company and cash flow would be negatively affected.

General Economic Conditions

Events and conditions in the global financial markets during past years have had a profound impact on the global economy, leading to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. Some of the key impacts of the financial market conditions include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.

Impairment Assessment

The Company performs impairment testing for its property, plant and equipment when indications of potential impairment are identified. Factors assessed in the determination of whether there is any indication of impairment include, but are not limited to, the carrying amount of the Company’s net assets exceeding its market capitalization, significant declines in gold prices, significant increases in input costs, significant adverse changes in the life of mine (“LOM”) plan or mineral reserves and resources and observable indications that the asset’s value has declined significantly more than expected, including through obsolescence or damage. If any such indicator exists, then the Company will perform an impairment review.

If the carrying amount of the cash generating unit (“CGU”), asset or group of assets being tested is greater than its recoverable amount, an impairment loss is recorded in the given period. The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). The assumptions used in the present value calculation are typically

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

LOM plans, long-term commodity prices, discount rates, foreign exchange rates, values of un-modeled mineralization and net asset value multiples. Management’s assumptions and estimate of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in its fair value, an impairment charge may result in future periods causing a reduction of the Company’s earnings.

Hedging Activities

Derivative products can be used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company regularly enters into such arrangements in the prescribed manner. The Company enters into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its requirement of Canadian dollars and Euros, and its expected consumption of oil. For more details, refer to the financial condition section of this MD&A.

Liquidity and Capital Resources

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration its strategy, the forward gold prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend/amend or renew its senior credit facility, issue new debt, reimburse existing debt, if any, or purchase or sell gold bullion. For more details, refer to the financial condition section of the MD&A.

Credit Risk Related to Financial Instruments and Cash Deposits

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by IAMGOLD management on an annual basis, and may be updated throughout the year with appropriate approval. The limits are set to minimize the concentration of risks and therefore mitigate the potential for financial loss resulting from counterparty failure. No material exposure is considered to exist by virtue of the possible non-performance of the counterparties to financial instruments.

Indebtedness and Fulfilling Obligations Under the Terms of Indebtedness

Following the offering of the Company’s $650.0 million senior unsecured notes in September 2012, the Company has a significant amount of indebtedness.

The high level of indebtedness could have important consequences to the holders of the notes and other stakeholders, including: making it more difficult to satisfy obligations with respect to the notes and other debt; limiting the ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the senior credit facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from pursuing; and increasing the cost of borrowing.

In addition, the credit facility and the indenture governing the notes contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long-term best interest. The Company’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all its debt.

The bond indenture contains a restriction on the use of proceeds from the sale of Niobec. This restriction requires the Company to invest the net proceeds back into the business within 365 days, with the option to extend another 180 days in certain cases. Investments include acquisitions and capital expenditures.In the event that the Company does not invest the full amount of the Niobec proceeds within the defined period, the Company will be required to repurchase bonds with the shortfall.

Access to Capital Markets, Financing and Interest Rates

To fund growth, the Company may need to secure the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lenders’ and investors’ interest in the Company and its projects. There is a risk in obtaining financing as and when required, and on commercially acceptable terms, for exploration, development, acquisitions and general corporate purposes. The Company is subject to movements in interest rates.

Debt Rating

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the Company’s credit ratings will generally affect the market value of the 2012 senior unsecured notes. Credit ratings are not recommendations to purchase, hold or sell the 2012 senior unsecured notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of the 2012 senior unsecured

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

notes. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Taxation

Mining tax regimes in foreign jurisdictions are subject to change and may not include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

Cost Management

Capital and operational costs have escalated in the gold mining industry over the last several years. Additionally, a sustained decline in the price of gold has required the Company to reduce its costs. The Company has undertaken a number of initiatives to manage costs more efficiently, including a focus on continuous improvement, negotiations to lower energy and power costs and pursuing advantageous pricing with suppliers.

Capital Allocation

Declining gold prices may result in a declining production profile due to the lack of capital investment. Declining cash flow limits the Company’s ability to allocate expenditures for capital and other projects. Constructing mining facilities and new mining operations, as well as exploring for new and expanding resources at the Company’s existing properties, requires substantial capital expenditures. Capital investments require prioritization, which may result in decisions focused on short-term cash preservation.

Internal Controls Over Financial Reporting

The Company documented and tested, during its 2014 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors. The Company has implemented and is in conformity with the COSO 2013 internal controls framework. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required internal control framework, new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud.

Operational Risks

Mineral Reserves, Mineral Resources and Extraction

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced. Such estimates are, in large part, based on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. Actual mineralization or geologic conditions may be different from those predicted. In addition to gold market price fluctuations, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. There is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by expansions, discoveries or acquisitions.

Production and Cost Estimates

The cost of production, development and exploration varies depending on factors outside the Company’s control. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition. Actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Projects

The Company’s ability to sustain or increase its present levels of production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves, metallurgical recoveries, capital and operating costs of such projects, integration of technologies and personnel and the future prices of the relevant minerals. Project delays and cost overruns may significantly impact project delivery.

Acquisitions and Integration

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operational, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully and in a timely manner with the operations of the Company.

Title to Properties

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of a title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.

Insurance

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and the ability to claim under existing policies may be contested.

Key Personnel

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. There can be no assurance that the Company will successfully retain current key personnel or attract additional qualified personnel to manage its current needs and anticipated growth.

Geographical Areas

Some of the operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.

Environment, Health and Safety

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. The Company’s legal and/or constructive commitments to rectify disturbance caused by mining, development and exploration activities may change due to new laws or regulations, updated reclamation plans or new environmental requirements.

Exposure to Pandemic

The outbreak of Ebola in West Africa is deadly, wide-ranging and is placing significant pressure on local governments, health authorities and on international efforts to stop the spread. Cases have been confirmed in neighboring countries of Mali and Senegal. Other than the direct effect on the Company’s employees, there is an indirect impact on the Company’s operations, including supply lines and movement of individuals. By staying informed on the latest development, maintaining contingency plans and educating employees to prevent the contracting and spreading of the disease, the impact of this outbreak has been reduced.

Security - Organized Illegal Miners Impact on Operations

The Company is exposed to artisanal and illegal mining activities in close proximity to our operations that may cause disruptions to the operations, environmental issues and relationship conflicts with governments and local communities. The Company is working with local governments, and law enforcement agencies to curb and prevent illegal mining activities.

Political Risk

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including uncertain political and economic environments; war, terrorism and civil disturbances; nationalization; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; and royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims.

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

Non-controlled Assets

Some of the Company’s assets are controlled and managed by other companies, who may have a higher interest in the assets than the interest of the Company. Such companies may have divergent business objectives that may impact the Company’s business and financial results.

Joint Venture Operations

The Company has joint ventures with other mining companies and therefore the Company’s operations are subject to the risks normally associated with the conduct of joint ventures. Such risks include: reduced ability to exert control over strategic decisions made in respect of properties operated jointly; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s operations and financial condition.

Evolving Legislation and Corporate Governance Regulations

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. Any amendment to current laws and regulations governing the rights of leaseholders, or the payment of royalties, net profits interests or similar amounts, or a more stringent enforcement thereof in countries where the Company has operations, could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company.

The Company is also subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the U.S. Securities and Exchange Commission, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. The result of increased compliance is potentially higher general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results and costs of litigation cannot be predicted with certainty.

Labour Disruption

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s results of operations and financial condition.

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

EARNINGS FROM CONTINUING MINING OPERATIONS

This measure is intended to enable management to better understand the earnings generated by operating mine sites and royalties before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all metals and royalties, direct costs, and production related allocated costs and depreciation.

[1]	GAAP – Generally accepted accounting principles.

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ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

	Years ended December 31,
($ millions)	2014	2013
Continuing operations
Revenues	$1,007.9	$947.5
Cost of sales	892.9	668.5

Earnings from continuing mining operations	$115.0	$279.0

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize that gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

	Years ended December 31,
($/oz of gold)	2014	2013
Average realized gold price[1]	$1,259	$1,399
Total cash costs - gold mines[2,3]	848	801

Gold margin	$411	$598

[1]	Refer to page 32 for calculation.
[2]	Refer to page 34 for calculation.
[3]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM

The Company’s MD&A refers to operating margin per kilogram of niobium at Niobec from discontinued operations, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset. The information allows management to assess how well Niobec is performing relative to the plan and to prior periods, as well as to assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or be a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of the unit operating margin per kilogram of niobium to revenues and cost of sales as per the consolidated financial statements for Niobec.

	Years ended December 31,
($ millions, except where noted)	2014	2013
Discontinued operations
Revenues[1]	$233.8	$199.6
Cost of sales excluding depreciation expense[1]	(118.7)	(110.5)
Other items	(2.0)	0.3

Operating margin	$113.1	$89.4

Sales volume (millions of kg Nb)	5.8	4.9

Operating margin[2] ($/kg Nb)	$20	$18

[1]	Refer to note 36 of the consolidated financial statements.
[2]	Operating margin per kilogram sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period after removing the impact of non-gold revenues and by-product credits.

The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Years ended December 31,
($ millions, except where noted)	2014	2013
Continuing operations
Revenues	$1,007.9	$947.5
Royalty revenues	(8.6)	(8.7)
By-product credits	(2.5)	(1.5)

Gold revenue - owner-operator	$996.8	$937.3
Gold sales - owner-operator (000s oz)	793	671

Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,258	$1,397

Gold revenue - joint venture mines	$121.2	$160.5
Gold sales - joint venture mines (000s oz)	96	113

Average realized gold price per ounce[1] - joint venture mines ($/oz)	$1,263	$1,413

Average realized gold price per ounce[1] - gold mines[2] ($/oz)	$1,259	$1,399

[1]	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.
[2]	Gold mines, as used with average realized gold price per ounce sold, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital.

	Years ended December 31,
($ millions, except where noted)	2014	2013
Net cash from operating activities per consolidated financial statements	$312.2	$246.3
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	2.4	(10.0)
Inventories and non-current ore stockpiles	(0.3)	51.0
Accounts payable and accrued liabilities	3.0	18.3

Net cash from operating activities before changes in working capital including discontinued operations	$317.3	$305.6
Basic weighted average number of common shares outstanding (millions)	376.8	376.6

Net cash from operating activities before changes in working capital including discontinued operations ($/share)	$0.84	$0.81

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as write-down of assets, gains or losses on sales of assets, unrealized non-hedge derivative gains or losses, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings before income taxes of IAMGOLD as per the consolidated statements of earnings, to adjusted net earnings attributable to equity holders of IAMGOLD.

	Years ended December 31,
($ millions, except where noted)	2014	2013
Losses from continuing operations before income taxes and non-controlling interests	$(143.7)	$(925.6)

Adjusted items:
Impairment	—	888.1
Changes in estimates of asset retirement obligations at closed sites	48.7	(7.8)
Unrealized derivative losses	56.2	22.3
Write-down of assets	7.3	126.7
Restructuring and other charges	8.1	1.8
Interest expense on senior unsecured note	0.3	17.6
Foreign exchange losses (gains)	(1.0)	4.5
Losses (gains) on sale of assets	3.7	(12.8)
Yatela closure provision	7.7	—
(Impairment reversal) impairment of investments	(3.4)	69.1

	127.6	1,109.5

Adjusted earnings (losses) from continuing operations before income taxes and non-controlling interests	(16.1)	183.9
Income taxes	(117.9)	34.9
Tax impact of adjusted items and effective tax rate adjustment	126.0	(104.0)
Non-controlling interest	(7.9)	(12.3)

Adjusted net earnings (losses) from continuing operations attributable to equity holders of IAMGOLD	$(15.9)	$102.5

Basic weighted average number of common shares outstanding (millions)	376.8	376.6

Adjusted net earnings (losses) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.04)	$0.27

Including discontinued operations
Adjusted net earnings (losses) from continuing operations	(15.9)	102.5
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	62.7	30.1
Effective tax rate adjustment on discontinued operations	(14.0)	4.7

Adjusted net earnings including discontinued operations	$32.8	$137.3

Basic weighted average number of common shares outstanding (millions)	376.8	376.6

Adjusted net earnings including discontinued operations per share	$0.09	$0.36

Effective adjusted tax rate (%)	50%	38%

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

TOTAL CASH COSTS PER OUNCE PRODUCED

The Company’s MD&A often refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and realized hedge and non-hedge derivative gains or losses, but are exclusive of depreciation, reclamation, capital, and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Years ended December 31,
($ millions, except where noted)	2014	2013
Continuing operations
Cost of sales[1], excluding depreciation expense	$687.9	$524.7
Less: cost of sales for non-gold segments[2], excluding depreciation expense	2.0	4.9

Cost of sales for gold segments, excluding depreciation expense	685.9	519.8
Adjust for:
By-product credit (excluded from cost of sales)	(2.5)	(1.5)
Stock movement	(3.8)	24.7
Other mining costs	(27.6)	(27.5)
Cost attributed to non-controlling interests[3]	(45.2)	(33.6)

	(79.1)	(37.9)

Total cash costs - owner-operator	606.8	481.9
Attributable commercial gold production[4] - owner-operator (000s oz)	739	649

Total cash costs[5] - owner-operator ($/oz)	$822	$743

Total cash costs[5] - joint venture mines	100.8	128.9
Attributable gold production - joint venture mines (000s oz)	95	113

Total cash costs - joint venture mines ($/oz)	$1,055	$1,136

Total cash costs - gold mines[6]	707.6	610.8
Total attributable gold commercial production[4] (000s oz)	834	762

Total cash costs[5] - gold mines ($/oz)	$848	$801

[1]	As per note 36 of the Company’s consolidated financial statements.
[2]	Non-gold segments consist of Exploration and evaluation and Corporate.
[3]	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.
[4]	Gold commercial production does not include Westwood pre-commercial production for the year ended December 31, 2014 and 2013 of 10,000 ounces and 73,000 ounces, respectively.
[5]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
[6]	Gold mines, as used with total cash costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela, on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

The Company believes that, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, and therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure that better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold.

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs and the Diavik royalty. The corporate general and administrative costs offset by the Diavik royalty (as the Company utilizes the royalty income for corporate costs) are not allocated to mine sites, but are reflected in the AISC - owner operated mines, AISC - gold mines and AISC - total.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measures on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane, Mouska, Westwood-commercial production), gold mines (includes owner-operator mines, Sadiola and Yatela) and in total (includes gold mines offset by the niobium contribution which is classified as discontinued operations). The niobium contribution consists of Niobec’s operating margin1 less sustaining capital expenditures. The Company considers the contribution it receives from Niobec when making capital allocation decisions for its gold mines.

AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

[1]	Refer to unit operating margin per kilogram of niobium for the Niobec mine section.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014

	Years ended December 31,
($ millions, attributable, except where noted)	2014	2013
Continuing operations
AISC - owner-operator mines
Cost of sales[1], excluding depreciation expense	$638.4	$485.2
Sustaining capital expenditures[1]	123.5	218.1
Write-down of non-current inventories	—	(9.5)
By-product credit, excluded from cost of sales	(2.4)	(1.5)
Diavik royalty[2]	(8.1)	(7.7)
Corporate general and administrative costs[3]	40.6	47.4
Realized (gains) losses on derivatives	0.7	(11.0)
Environmental rehabilitation accretion and depreciation	10.9	6.9

	803.6	727.9

AISC - joint venture mines
Cost of sales for joint ventures, excluding depreciation expense	117.2	139.9
Adjustments to cost of sales[4] - joint venture mines	(4.0)	36.5

	113.2	176.4

AISC from continuing operations - gold mines[5]	916.8	904.3

Including discontinued operations
AISC contribution - niobium
Sustaining capital expenditures - niobium	22.8	30.8
Less: Operating margin, excluding depreciation - niobium	(113.1)	89.4

	(90.3)	(58.6)

AISC including discontinued operations - total	$826.5	$845.7

Continuing operations
Attributable gold sales - owner-operator (000s oz)	739	627
AISC - owner-operator[6] ($/oz)	$1,090	$1,162
AISC - owner-operator, excluding by-product credit[6] ($/oz)	$1,093	$1,169

Attributable gold sales - gold mines (000s oz)	835	740
AISC - gold mines[6] ($/oz)	$1,101	$1,222
AISC - gold mines, excluding by-product credit ($/oz)	$1,103	$1,224
Including discontinued operations
Impact of niobium contribution[6] ($/oz)	$(109)	$(79)

AISC including discontinued operations - total[6] ($/oz)	$992	$1,143
AISC including discontinued operations - total, excluding by-product credit[6] ($/oz)	$994	$1,145

[1]	Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 36 of the consolidated financial statements for cost of sales at 100% basis and refer to the capital expenditures table of the MD&A on page 11 for 2014 sustaining capital expenditures at 100% basis.
[2]	Diavik royalty income is used by the Company to offset corporate costs.
[3]	Corporate general and administrative costs exclude depreciation expense.
[4]	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
[5]	Gold mines consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
[6]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2014